UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

3.25% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2036

4.00% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2041

(Title of Class of Securities)

02744MAA6

02744MAB4

(CUSIP Number of Class of Securities)

David P. Holveck

Chief Executive Officer

American Medical Systems Holdings, Inc.

10700 Bren Road West

Minnetonka, Minnesota 55343

(952) 930-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Charles K. Ruck R. Scott Shean Latham & Watkins LLP 650 Town Center Drive, Suite 2000 Costa Mesa, California 92626 Telephone: (714) 540-1235	Eileen T. Nugent Brandon Van Dyke Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$118,121,488.56	$13,713.90

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of $60.985 million aggregate principal amount of the 3.25% Convertible Senior Subordinated Notes due 2036 at the purchase price of $1,004.36 per $1,000 of Notes outstanding as of June 30, 2011 and $56.018 million aggregate principal amount of the 4.00% Convertible Senior Subordinated Notes due 2041 at the purchase price of $1,015.22 per $1,000 of Notes outstanding as of June 30, 2011.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory #5 for Fiscal Year 2011 equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,713.90	Filing Party: American Medical Systems Holdings, Inc.
Date Filed: July 1, 2011	Form or Registration No.: Schedule TO

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by American Medical Systems Holdings, Inc., a Delaware corporation (the “Company”), with respect to the right of each holder (each, a “Holder”) of the 3.25% Convertible Senior Subordinated Notes due 2036 (the “2036 Notes”) pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of June 27, 2006 (as amended by the First Supplemental Indenture, dated September 6, 2006, and the Second Supplemental Indenture, dated June 17, 2011, the “2036 Indenture”), among the Company, the Notes Guarantors (as defined in the 2036 Indenture) and U.S. Bank National Association, as trustee (the “Trustee”), to exercise his or her Repurchase Option, as set forth in Designated Event Company Notice and Offer to Purchase dated July 1, 2011 (as may be amended or supplemented from time to time, the “Designated Event Company Notice”), filed as an exhibit to the originally filed Schedule TO, and with respect to the right of each Holder of the 4.00% Convertible Senior Subordinated Notes due 2041 (the “2041 Notes”) pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of September 21, 2009 (the “2041 Indenture”), among the Company, the Subsidiary Guarantors (as defined in the 2041 Indenture) and the Trustee, to exercise his or her Repurchase Option, as set forth in Fundamental Change Company Notice and Offer to Purchase dated July 1, 2011 (as may be amended or supplemented from time to time, the “Fundamental Change Company Notice”), filed as an exhibit to the originally filed Schedule TO.

This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 2 is intended to satisfy the disclosure requirements of Rules 13e-4(c)(4) under the Securities Exchange Act of 1934.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO, as previously amended and supplemented, is hereby further amended and supplemented by adding the following language:

The right of Holders of the 2036 Notes to exercise their Repurchase Option expired at 5:00 p.m., New York City time, on Tuesday, August 9, 2011. The Company has been advised by U.S. Bank National Association, as Paying Agent and Conversion Agent, that no 2036 Notes were validly tendered prior to the expiration of the Repurchase Option for the 2036 Notes. Following the expiration of the Repurchase Option for the 2036 Notes, $544,000.00 in aggregate principal amount of the 2036 Notes remains outstanding.

Item 12.	Exhibits.

(a)(1)(A)*	Designated Event Company Notice, dated July 1, 2011.

(a)(1)(B)*	Fundamental Change Company Notice, dated July 1, 2011.

(a)(1)(C)*	Summary Newspaper Advertisement published in Investor’s Business Daily on July 1, 2011.

(b)	None.

(d)(1)*

Indenture, dated as of June 27, 2006, among American Medical Systems Holdings, Inc., the Notes Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 28, 2006 (file

no. 000-30733).

(d)(2)*	First Supplemental Indenture, dated as of September 6, 2006, between Laserscope and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on

September 8, 2006 (file no. 000-30733) to the Indenture identified above as Exhibit (d)(1) above.

(d)(3)*	Second Supplemental Indenture, dated as of June 17, 2011, among American Medical Systems Holdings, Inc., the Notes Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 20, 2011 (file no. 000-30733) to the Indenture identified above as Exhibit (d)(1) above.

(d)(4)*	Indenture, dated as of September 21, 2009, among American Medical Systems Holdings, Inc., the Subsidiary Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 2009 (file no. 000-30733).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2011.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By:	/s/ David P. Holveck
Name: David P. Holveck
Title: Chief Executive Officer

Index to Exhibits

Exhibit No.	Description
(a)(1)(A)*	Designated Event Company Notice, dated July 1, 2011.

(a)(1)(B)*	Fundamental Change Company Notice, dated July 1, 2011.

(a)(1)(C)*	Summary Newspaper Advertisement published in Investor’s Business Daily on July 1, 2011.

(b)	None.

(d)(1)*

Indenture, dated as of June 27, 2006, among American Medical Systems Holdings, Inc., the Notes Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 28, 2006 (file

no. 000-30733).

(d)(2)*	First Supplemental Indenture, dated as of September 6, 2006, between Laserscope and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 8, 2006 (file no. 000-30733) to the Indenture identified above as Exhibit (d)(1) above.

(d)(3)*	Second Supplemental Indenture, dated as of June 17, 2011, among American Medical Systems Holdings, Inc., the Notes Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 20, 2011 (file no. 000-30733) to the Indenture identified above as Exhibit (d)(1) above.

(d)(4)*	Indenture, dated as of September 21, 2009, among American Medical Systems Holdings, Inc., the Subsidiary Guarantors party thereto, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 2009 (file no. 000-30733).

(g)	None.

(h)	None.

*	Previously filed.